UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Dot VN, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

N/A
(CUSIP Number)

June 17, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☐ Rule 13d-1(b)

 ☒ Rule 13d-1(c)

 ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.           Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Adam Benowitz

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)   ☐
(b)   ☐

3.           SEC Use Only

4.           Citizenship or Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	2,642,337
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	2,642,337

9.           Aggregate Amount Beneficially Owned by Each Reporting Person

2,642,337

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.           Percent of Class Represented by Amount in Row (9)

6.2%

12.           Type of Reporting Person (See Instructions)

IN

CUSIP No. N/A

1.           Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Vision Capital Advisors, LLC

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)   ☐
(b)   ☐

3.           SEC Use Only

4.           Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	2,642,337
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	2,642,337

9.           Aggregate Amount Beneficially Owned by Each Reporting Person

2,642,337

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.           Percent of Class Represented by Amount in Row (9)

6.2%

12.           Type of Reporting Person (See Instructions)

IA

CUSIP No. N/A

1.           Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Vision Opportunity Master Fund, Ltd.

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)   ☐
(b)   ☐

3.           SEC Use Only

4.           Citizenship or Place of Organization

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	2,642,337
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	2,642,337

9.           Aggregate Amount Beneficially Owned by Each Reporting Person

2,642,337

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.           Percent of Class Represented by Amount in Row (9)

6.2%

12.           Type of Reporting Person (See Instructions)

CO

Item 1.

(a)	The name of the issuer is Dot VN, Inc. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 9449 Balboa Avenue, Suite 114, San Diego, California 92123.

Item 2.

(a)
This Statement is being filed by (i) Vision Opportunity Master Fund, Ltd., a Cayman Islands company (the “Master Fund”), (ii) Vision Capital Advisors, LLC, a Delaware limited liability company (the “Investment Manager”), and (iii) Adam Benowitz, the Managing Member of the Investment Manager (all of the foregoing, collectively, the “Filers”).  The Master Fund is a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account.  The Master Fund directly beneficially owns all of the shares reported in this Statement.  Mr. Benowitz and the Investment Manager may be deemed to share with the Master Fund voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than those beneficially owned directly by such Filer.

(b)	The principal business office of the Master Fund is:

c/o Ogier Fiduciary Services (Cayman) Limited
P.O. Box 1234
113 South Church Street
Queensgate House
Grand Cayman KY1-1108
Cayman Islands

The principal business office of each of the Investment Manager and Mr. Benowitz is:

20 West 55th Street, 5th Floor
New York, New York 10019
USA

(c)	For citizenship information see Item 4 of the cover page of each Filer.

(d)	This Statement relates to the Common Stock, par value $0.001 per share, of the Issuer (the “Common Stock”).

(e)	As of the date of this filing, no CUSIP Number for the Issuer’s Common Stock has been issued.

Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

As of June 17, 2010, the Master Fund (i) owned 2,778 shares of Common Stock, (ii) had the ability to acquire an additional 2,639,559 shares of Common Stock within 60 days through the exercise or conversion of derivative securities, and (iii) thus beneficially owned 2,642,337 shares of Common Stock, representing 6.2% of all of the outstanding shares of Common Stock. The forgoing is based on 40,135,513 shares of Common Stock outstanding as of March 10, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on March 17, 2010.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

(a)           Not applicable.

(b)
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 23, 2010

ADAM BENOWITZ
VISION CAPITAL ADVISORS, LLC
VISION OPPORTUNITY MASTER FUND, LTD.

By: /s/ Adam Benowitz
Adam Benowitz, for himself, as Managing Member of the Investment Manager and as a Director of the Master Fund

EXHIBIT INDEX

Exhibit No.	Document

1.	Joint Filing Agreement

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Dot VN, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned hereby execute this Agreement.

Dated:    June 23, 2010

ADAM BENOWITZ
VISION CAPITAL ADVISORS, LLC
VISION OPPORTUNITY MASTER FUND, LTD.

By: /s/ Adam Benowitz
Adam Benowitz, for himself, as Managing Member of the Investment Manager and as a Director of the Master Fund